Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Six Months Ended June 30, 2014
Earnings:
Income before income and mining tax and other items (1)	$235
Adjustments:
Fixed charges added to earnings	196
Amortization of capitalized interest	10

$441

Fixed Charges:
Net interest expense (2)	$187
Portion of rental expense representative of interest	9

Fixed charges added to earnings	196
Capitalized interest	9

$205

Ratio of earnings to fixed charges	2.2

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.